Exhibit 26(d)(i)

Specimen Flexible Premium Variable Life Insurance Policy – Form VL21

Home Office: Columbus, Ohio
WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO	Administrative Office:
(A STOCK COMPANY)	[P.O. Box 5068
Clearwater, FL 33758]

IN THIS POLICY, the Insured is named on the Policy Schedule pages. Western Reserve Life Assurance Co. of Ohio will be referred to as We, Our or Us.

IF THE INSURED DIES while this Policy is In Force, WE WILL PAY the Death Benefit Proceeds to the Beneficiary upon receipt of due proof of the Insured’s death. THE AMOUNT OF THE DEATH BENEFIT PROCEEDS WILL INCREASE OR DECREASE DEPENDING ON THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS IN THE SEPARATE ACCOUNT AND ON THE DEATH BENEFIT OPTION SELECTED AS DESCRIBED IN THE DEATH BENEFIT PROVISIONS.

CASH VALUES WILL INCREASE OR DECREASE IN ACCORDANCE WITH THE POLICY VALUE PROVISIONS AND THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS IN THE SEPARATE ACCOUNT. CASH VALUES ARE NOT GUARANTEED AS TO DOLLAR AMOUNT.

THE PROVISIONS on the following pages are part of this Policy. This Policy is a legal contract between the Owner and Us. If the Owner chooses to exercise any of the rights of this Policy, it may result in termination of the benefits provided under certain Riders. READ THE POLICY CAREFULLY.

IN WITNESS WHEREOF, We have signed this Policy at Our Administrative Office in [Clearwater, Florida] as of the Policy Date.

Secretary	President

RIGHT TO EXAMINE POLICY

The Owner may cancel this Policy by returning it to Us at [4333 Edgewood Road NE, Cedar Rapids, IA 52499], or to the representative through whom it was purchased, within ten (10) days of receipt. If the Policy is returned within this period, it will be void from the beginning and a refund will be made to the Owner. The refund will equal the sum of:

1.	The difference between the premiums paid and the amounts allocated to any Accounts under the Policy; plus

2.	The total amounts of Monthly Deductions made and any other charges imposed on amounts allocated to the Accounts; plus

3.	The value of the amounts allocated to the Accounts on the date We or Our agent receives the returned Policy.

If State law prohibits the calculation above, the refund will be the total of all premiums paid for this Policy.

Flexible Premium Variable Life Insurance Policy

Death Benefit Proceeds Payable at Death of Insured

Flexible Premiums Payable During Lifetime of Insured

Non Participating — No Dividends

Some Benefits Reflect Investment Results

VL21

POLICY GUIDE

Policy Schedule	3	Conversion Rights	10
Glossary	5	Protection of Proceeds	10
Accounts	5	Death Benefit Provisions	10
Administrative Office	5	Death Benefit	10
Amount at Risk	5	Specified Amount	10
Attained Age	5	Option Type	10
Anniversary	5	Compliance with Federal Tax Code	11
Base Policy	5	Changes	11
Beneficiary	5	Death Benefit Proceeds	12
Cash Value	5	Premium Provisions	12
Death Benefit Proceeds	5	Payment of Initial Premium	12
Fixed Account	5	Payment of Additional Premiums	12
Funds	5	Grace Period	13
In Force	5	Reinstatement	13
Initial Premium	5	Separate Account Provisions	13
Internal Revenue Code	6	The Separate Account	13
Issue Age	6	Subaccounts	14
Lapse	6	Market Timing	14
Mailing Office	6	Transfers	14
Monthiversary	6	Changes	14
Monthly Deduction	6	Unit Value	15
Mortality and Expense Risk Charge	6	Fixed Account Provisions	16
Net Premium	6	Fixed Account	16
Net Surrender Value	6	Fixed Account Interest Rate	16
Planned Premium	6	Transfers	16
Policy Date	6	Policy Value Provisions	16
Premium Expense Charge	6	Net Premium	16
Qualified Additional Benefit	6	Allocation of Net Premiums	16
Reallocation Account	6	Monthly Deductions	17
Reallocation Date	7	Recovery of Monthly Deductions	17
Record Date	7	Monthly Cost of Insurance	17
Reinstatement	7	Monthly Cost of Insurance Rates	17
Rider	7	Subaccount Value	18
SEC	7	Fixed Account Value	18
Separate Account	7	Cash Value	18
Subaccount	7	Surrender	18
Surrender	7	Net Surrender Value	18
Termination	7	Withdrawals	18
Valuation Date	7	Continuation of Insurance	19
Valuation Period	7	Insufficient Value	19
Written Notice	7	Basis of Computations	19
General Provisions	8	Policy Loans	19
The Policy	8	Settlement Options	20
Ownership	8	Effective Date and First Payment Due	20
Beneficiary	8	Improvement of Monthly Annuity	20
Assignment	9	Availability	20
Incontestability	9	Age	21
Suicide	9	Proof of Age and Sex	21
Issue Age and Sex	9	Proof of Survival	21
Annual Report	9	Interest and Mortality	21
Termination	9	Table of Optional Methods of Settlement	22
Policy Payment	10

VL21	Page 2

Western Reserve Life Assurance Co. of Ohio

Office: [Clearwater, Florida]

Policy Schedule

Policy Number:	[0123456789]

Insured:	[John Doe]
Issue Age And Sex:	[35 - Male]
Specified Amount:	$[1,000,000.00]	Policy Date:	[May 01, 2008]
Option Type:	[A]	Record Date:	[May 01, 2008]
Planned Premium:	$[1,000.00]	Reallocation Date:	[May 16, 2008]
Payment Frequency:	[Annually]
Initial Premium:	$[30,000.00]
Rate Class:	[Preferred Elite]

Life Insurance Compliance Test:	Guideline Premium Test

Minimum Specified Amount
To Issue Age 55:	$ 1,000,000.00
Issue Ages 56-85:	$ 500,000.00

Separate Account Provisions

Separate Account:	[WRL Series Life Account G]

Mortality and Expense Risk Charge:
Current:	[0.50]% (Annually)
Guaranteed:	1.00% (Annually)

Reallocation Account:	Fixed Account

Policy Value Provisions

Premium Expense Charge:
Current:	[0]%
Guaranteed:	2%

Fixed Account Value Limit:	[$5,000.00-$250,000.00]

VL21	Page 3

Western Reserve Life Assurance Co. of Ohio

Office: [Clearwater, Florida]

Policy Schedule (Continued)

Policy Number:	[0123456789]

Limitation Percentage

The Limitation Percentage is a percentage based on the Insured’s Attained Age at the beginning of the policy year and is used in calculating the death benefit as shown in the Option Type section of the Death Benefit Provisions.

For The Guideline Premium Test, the Limitation Percentages are as follows:

Insured’s Attained Age	Limitation Percentage
40 and under	250%
41 through 45	250% minus 7% for each Age over Age 40
46 through 50	215% minus 6% for each Age over Age 45
51 through 55	185% minus 7% for each Age over Age 50
56 through 60	150% minus 4% for each Age over Age 55
61 through 65	130% minus 2% for each Age over Age 60
66 through 70	120% minus 1% for each Age over Age 65
71 through 75	115% minus 2% for each Age over Age 70
76 through 90	105%
91 through 95	105% minus 1% for each Age over Age 90
96 through 99	100%
100 plus	101%

VL21	Page 3A

Western Reserve Life Assurance Co. of Ohio

Office: [Clearwater, Florida]

Rider Information

Policy Number:	[0123456789]	Monthly Deduction

[None]

The Monthly Deductions shown above are applicable for the first policy month. For Monthly Deductions after the first policy month, refer to the Rider form.

VL21	Page 4

Western Reserve Life Assurance Co. of Ohio

Office: [Clearwater, Florida]

Policy Schedule

Policy Number:	[0123456789]

Table of Guaranteed Maximum Life Insurance Rates Per $1,000

Guaranteed Rate Basis for Initial Specified Amount on Insured

Commissioners 2001 Standard Ordinary Tobacco or Non-Tobacco Mortality Table

[John Doe]

[Male Lives]

[Preferred Elite]

Attained Age	Monthly Rate	Attained Age	Monthly Rate
35	0.09333	74	3.17666
36	0.09750	75	3.50333
37	0.10333	76	3.87166
38	0.11083	77	4.30000
39	0.11750	78	4.79750
40	0.12666	79	5.35500
41	0.13750	80	5.97666
42	0.15083	81	6.65250
43	0.16666	82	7.36833
44	0.18416	83	8.15000
45	0.20333	84	9.01916
46	0.22250	85	9.98583
47	0.23833	86	11.04916
48	0.25083	87	12.19833
49	0.26666	88	13.42000
50	0.28750	89	14.70166
51	0.31416	90	15.97833
52	0.34666	91	17.23500
53	0.38416	92	18.55166
54	0.43166	93	19.94000
55	0.48500	94	21.40250
56	0.54000	95	22.85083
57	0.59333	96	24.26500
58	0.64666	97	25.77166
59	0.70916	98	27.37833
60	0.78500	99	29.09250
61	0.87750	100	30.73000
62	0.98500	101	32.18250
63	1.10250	102	33.72750
64	1.22500	103	35.37000
65	1.35250	104	37.10583
66	1.48166	105	38.93416
67	1.61666	106	40.87500
68	1.75916	107	42.93416
69	1.91916	108	45.11916
70	2.10583	109	47.43500
71	2.33250	110	49.88750
72	2.59750	111	0.00000
73	2.87666

VL21	Page 4A

GLOSSARY

Accounts	Allocation options including the Fixed Account and the Subaccounts of the Separate Account.

Administrative Office	Our office located in [Clearwater, Florida].

Amount at Risk	The death benefit, as described in the Death Benefit Provisions, less the Cash Value of the Policy.

Attained Age	The Issue Age plus the number of completed policy years.

Anniversary	The same day and month as the policy date for each succeeding year the Policy remains In Force.

Base Policy	The Policy excluding any attached Riders.

Beneficiary	The person or persons specified by the Owner to receive the Death Benefit Proceeds upon the death of the Insured.

Cash Value	At the end of any Valuation Period, the Cash Value of the Policy is equal to the sum of the Subaccount Values plus the Fixed Account value.

Death Benefit Proceeds	The amount payable upon the death of the Insured in accordance with the Death Benefit Provisions.

Fixed Account	An allocation option other than the Separate Account. The Fixed Account is part of Our general account. The portion of the Cash Value in the Fixed Account will earn interest as described in the Fixed Account Provisions.

Funds	Designated mutual fund(s) registered with the SEC as investment companies under the Investment Company Act of 1940. Each Subaccount invests Net Premiums allocated to the Subaccount in a corresponding portfolio of a Fund.

In Force	Condition under which the coverage of the Policy or Rider, if any, is active.

Initial Premium	The amount which must be paid before coverage begins. The Initial Premium is shown on the Policy Schedule pages.

VL21	Page 5

Internal Revenue Code	The Internal Revenue Code of 1986, as amended.

Issue Age	The age of the Insured, in years, on his or her birthday on or prior to the Policy Date.

Lapse	Termination of the Policy at the end of the grace period.

Mailing Office	Our office located at [4333 Edgewood Road NE, Cedar Rapids, Iowa 52499].

Monthiversary	The day of each month coinciding with the Policy Date. If there is no day in a calendar month that coincides with the Policy Date, the Monthiversary will be the first day of the following month.

Monthly Deduction	Set of charges We deduct from the Policy’s Cash Value on each Monthiversary.

Mortality and Expense Risk Charge	A daily deduction from each Subaccount that is taken before determining the unit value of that Subaccount.

Net Premium	The portion of the premium available for allocation as set forth in the Policy Value Provisions.

Net Surrender Value	The amount payable upon Surrender in accordance with the Policy Value Provisions.

Planned Premium	Premiums paid according to a periodic payment schedule, which allows the Owner to pay level premiums at fixed intervals over a specified period of time. Planned Premiums are not required to be paid according to their schedule. The Owner may change the amount, frequency, and period over which Planned Premiums are paid.

Policy Date	The date coverage is effective and Monthly Deductions commence under the Policy. Policy months, years and anniversaries are measured from the Policy Date, as shown on the Policy Schedule pages.

Premium Expense Charge	A charge deducted from each premium payment before determining the Net Premium that will be credited to the Policy’s Cash Value.

Qualified Additional Benefit	Any Rider providing coverage for a Qualified Additional Benefit under Section 7702 of the Internal Revenue Code.

Reallocation Account	A portion of the Fixed Account where We hold the Net Premium(s) from the Record Date until the Reallocation Date.

VL21	Page 6

Reallocation Date	The date on which any premiums are reallocated from the Reallocation Account to the Accounts as elected by the Owner on the application. The Reallocation Date is shown on the Policy Schedule pages.

Record Date	The date the Policy is recorded on Our books. The Record Date is shown on the Policy Schedule pages.

Reinstatement	Restoration of coverage under the Policy after it has Lapsed. Reinstatement is subject to the requirements of the Reinstatement section of the Premium Provisions.

Rider	Any attachment to the Policy that provides additional coverage or benefits.

SEC	The United States Securities and Exchange Commission.

Separate Account	A separate investment account shown on the Policy Schedule pages that is composed of several Subaccounts established to receive and invest Net Premiums under the Policy.

Subaccount	A sub-division of the Separate Account. Each Subaccount invests exclusively in the shares of a specified Fund portfolio.

Surrender	The Termination of the Policy at the option of the Owner.

Termination	Condition under which the Policy or any Rider is no longer In Force.

Valuation Date	Any date We are required by law to value the assets of the Separate Account.

Valuation Period	The period commencing at the end of one Valuation Date and continuing to the end of the next succeeding Valuation Date.

Written Notice	A notice by the Owner to Us requesting or exercising a right of the Owner as provided by the provisions of the Policy. In order for a notice to be considered a Written Notice:

1.      It must be in writing and signed by the Owner;

2.      It must be in a form acceptable to Us; and

3.      It must contain the information and documentation, as determined in Our sole discretion, necessary for Us to take the action requested or for the Owner to exercise the right specified.

A Written Notice will not be considered complete until all necessary supporting documentation required or requested by Us has been received by Us at Our Mailing Office.

VL21	Page 7

GENERAL PROVISIONS

The Policy	The Policy is issued in consideration of the attached application and payment of the Initial Premium. The Policy, the attached application, and any additional applications at the time of Reinstatement constitute the entire contract. All statements in these applications, in the absence of fraud, will be deemed representations and not warranties. No statement can be used to void the Policy or be used in defense of a claim unless it is contained in the written application. No policy provision can be waived or changed except by endorsement. Such endorsement must be signed by our President or Secretary.

Upon notice to the Owner, We may amend the Policy:

1.      To make the Policy comply with any law or regulation issued by a government agency to which We are subject;

2.      To assure qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life insurance policies; or

3.      To reflect a change in the operation of the Separate Account.

In the event that We so amend the Policy, We will send the Owner a copy of the amendment. The Owner may refuse such amendment by giving us notice in writing. Any refusal, however, may have adverse tax or other consequences to the Owner.

Ownership	The Policy belongs to the Owner. The Owner, as named in the application or subsequently changed, may exercise all rights under the Policy during the Insured’s lifetime, including the right to transfer ownership. If the Owner should die during the Insured’s lifetime, ownership of the Policy will pass to the Owner’s estate if no Contingent Owner is named.

We will not be bound by any change in the ownership designation unless it is made by Written Notice. The change will be effective on the date the Written Notice is accepted by Us. If We request, the Policy must be returned to Our Mailing Office for endorsement.

Beneficiary	The Beneficiary, as named in the application or subsequently changed, will receive the benefits payable upon the death of the Insured. If the Beneficiary dies before the Insured, the Contingent Beneficiary, if named, becomes the Beneficiary.

If any Beneficiary dies at the same time as the Insured, or within thirty (30) days after the Insured, that Beneficiary’s interest in the death benefit will end if We have not paid any benefits to that Beneficiary. If the interests of all designated Beneficiaries have ended when the Insured dies, We will pay the death benefit to the Owner. If the Owner is not living at that time, We will pay the death benefit to the Owner’s estate.

We will not be bound by any change in the Beneficiary designation unless it is made by Written Notice. The change will be effective on the date the Written Notice was signed; however, no change will apply to any payment We made before the Written Notice is received by Us. If We request, the Policy must be returned to Our Mailing Office for endorsement.

VL21	Page 8

Assignment	The Policy may be assigned. We will not be bound by any assignment unless it is made by Written Notice and received at Our Mailing Office. The assignment will be effective on the date it was signed; however, no change will apply to any payment We made before the Written Notice was received by Us. We assume no responsibility for the validity of any assignment.

Incontestability	The Policy shall be incontestable after it has been In Force for two (2) years from the Policy Date during the lifetime of the Insured. For any portion of the Specified Amount that is issued as a result of a conversion, the contestability period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

A new two (2) year contestability period shall apply to each increase in Specified Amount that requires evidence of insurability, on the effective date of the increase. The new contestability period shall apply only to statements made in the application for the increase.

If the Policy is reinstated, a new two (2) year contestability period (in addition to any remaining contestability period) shall apply from the date of the application for Reinstatement and will apply only to statements made in the application for Reinstatement.

Suicide	If the Insured dies by suicide, while sane or insane, within two (2) years from the Policy Date, or two (2) years from the effective date of any Reinstatement of the Policy, the Policy shall terminate and Our total liability, including all Riders attached to the Policy, will be limited to the total premiums paid, less any loans and prior withdrawals, during such period. For any portion of the Specified Amount that is issued as a result of a conversion, the suicide period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

If the Insured dies by suicide, while sane or insane, within two (2) years from the effective date of any increase in insurance that requires evidence of insurability, Our total liability with respect to such increase will be its Cost of Insurance charges.

Issue Age and Sex	If the Insured’s date of birth or sex is not correctly stated, the death benefit will be adjusted based on what the Cost of Insurance charge for the most recent Monthly Deduction would have purchased based on the Insured’s correct date of birth and sex. No adjustment will be made to the Cash Value.

Annual Report	This is a statement of the Policy’s activities during the policy year. We will send a report to the Owner at least once a year, or as requested.

Termination	The Policy will terminate on the earliest of:

1. The date of the Insured’s death;

2. The end of the grace period; or

3. The date of Surrender.

VL21	Page 9

Policy Payment	All proceeds to be paid upon Termination will be paid in one sum unless otherwise elected under the Settlement Options of the Policy.

All payments and transfers from the Subaccounts will be processed as provided in the Policy, unless one of the following situations exists:

1. The New York Stock Exchange is closed;

2. The SEC requires that trading be restricted or declares an emergency; or

3. The SEC allows Us to defer payments to protect Our policyowners.

We may defer payments of any Fixed Account values for the period permitted by law, but not for more than six (6) months.

Conversion Rights	At any time upon written request within the first two (2) policy years, the Owner may elect to transfer all Subaccount Values to the Fixed Account without a transfer charge.

Protection of Proceeds	Unless the Owner so directs in writing, no Beneficiary may assign any payments under the Policy before such payment is due. To the extent permitted by law, no payments under the Policy will be subject to the claims of creditors of any Beneficiary.

DEATH BENEFIT PROVISIONS

Death Benefit	The death benefit is based upon the Specified Amount and the Option Type applicable at the time of death.

Specified Amount	The Specified Amount is shown on the Policy Schedule pages, unless changed in accordance with the Changes section of this provision or by Rider, or reduced by a cash withdrawal.

Option Type	The Option Type is shown on the Policy Schedule pages, unless changed in accordance with the Changes section of this provision.

If Option Type A is in effect, the death benefit is the greatest of:

1. The Specified Amount; or

2. The Limitation Percentage as shown on the Policy Schedule pages, multiplied by the Cash Value of the Policy on the date of the Insured’s death; or

3. The amount required for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code.

If Option Type B is in effect, the death benefit is the greatest of:

1. The Specified Amount plus the Cash Value of the Policy on the date of the Insured’s death; or

2. The Limitation Percentage as shown on the Policy Schedule pages, multiplied by the Cash Value of the Policy on the date of the Insured’s death; or

3. The amount required for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code.

VL21	Page 10

If Option Type C is in effect, the death benefit is the greatest of:

1. The Option Type A benefit; or

2. The Specified Amount multiplied by the factor K, plus the Cash Value of the Policy on the date of the Insured’s death, where the factor K is equal to the lesser of:

a. 1; or

b. .04 multiplied by (95 minus the Insured’s Attained Age at death).

The factor K will never be less than zero; or

3. The amount required for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code.

Compliance with Federal Tax Code

The Policy is intended to qualify under Section 7702 of the Internal Revenue Code as a life insurance contract for federal tax purposes. The provisions of the Policy (including any Rider or endorsement) will be interpreted or amended to ensure such qualification, regardless of any language to the contrary.

To the extent that the death benefit is increased to maintain qualification as a life insurance policy, We will make appropriate adjustments to any Monthly Deductions and any supplemental coverage and benefits (retroactively and prospectively) that are consistent with such an increase. We may deduct retroactive adjustments from the Cash Value or from any death benefits payable. Prospective adjustments will be reflected in the Monthly Deductions.

Changes

After the third policy year, the Owner may change the Option Type by Written Notice. Changes will be effective on the first Monthiversary on or next following the day We receive Written Notice. No Changes in Option Type will be allowed if the resulting Specified Amount would be less than the Minimum Specified Amount shown on the Policy Schedule pages.

We will adjust the Specified Amount so that the Amount at Risk, on the effective date of change to a new Option Type, is the same as under the prior Option Type.

The Specified Amount may be increased at any time, and may be decreased at any time after the third policy year, by Written Notice. Until the Anniversary on or following the Insured’s 65th birthday, We may limit any decrease to no more than 20% of the then current Specified Amount. All changes to the Specified Amount are subject to the following:

1. Any decrease will become effective on the first Monthiversary on or next following the date We receive Written Notice. Any such decrease will reduce the Specified Amount in the following order:

a. Against the Specified Amount provided by the most recent increase;

b. Against the next most recent increases successively; and

c. Against the Specified Amount provided under the original application.

VL21	Page 11

No decrease will be allowed if:

a. The Specified Amount after any requested decrease would be less than the Minimum Specified Amount shown on the Policy Schedule pages; or

b.      The requested decrease would force a cash withdrawal in order to maintain compliance with the definition of a life insurance contract as defined by the Internal Revenue Code and applicable regulations; or

c. The decrease would cause the Policy to enter a grace period.

2.      Any request for an increase in Specified Amount must be applied for on a supplemental application, and it must include evidence of insurability satisfactory to Us. Such increase, if approved by Us, will become effective on the first Monthiversary on or next following Our written approval. Requested increases in Specified Amount must be for a minimum of $10,000, and must be applied for prior to the Insured’s 86th birthday.

Only one change in the Option Type will be allowed within each policy year and only one change in the Specified Amount will be allowed within each policy year. Changes to Option Type are permitted prior to the Anniversary on or following the Insured’s 95th birthday.

Death Benefit Proceeds	The Death Benefit Proceeds is the amount payable by Us under the Policy, provided the Policy has not terminated prior to the death of the Insured. Except as provided in the Suicide section of the General Provisions, the Death Benefit Proceeds will be equal to:

1. The death benefit; minus

2. Any Monthly Deductions due during the grace period; minus

3. Any outstanding policy loans; minus

4. Any accrued loan interest.

PREMIUM PROVISIONS
Payment of Initial Premium	The Initial Premium shown on the Policy Schedule pages must be paid on or before the Policy Date. All premiums after the Initial Premium are payable at Our Mailing Office.

Payment of Additional Premiums	The amount and frequency of Planned Premiums are shown on the Policy Schedule pages. The amount and frequency may be changed upon request, subject to Our approval.

While the Policy Is In Force, additional premiums may be paid at any time. We may limit or refund any additional premium if:

1. The amount is below Our current minimum payment requirement; or

2. The premium would increase the death benefit by more than the amount of the premium; or

3. The premium would disqualify the Policy as a life insurance contract as defined by the Internal Revenue Code and applicable regulations.

VL21	Page 12

We may require evidence of insurability before accepting a premium that would increase the death benefit by more than the amount of the premium.

No future payments will be accepted after the Anniversary on or following the Insured’s 111th birthday, with the exception of loan interest and loan repayments.

Grace Period	If the Net Surrender Value on any Monthiversary is not sufficient to cover the Monthly Deductions on such day, We will mail a grace period notice to the Owner’s last known address and to any assignee of record. In the notice, a grace period of sixty-one (61) days is allowed for payment of premiums after the mailing date of the notice. The notice also shows the minimum payment required and the final date on which such payment must be received by Us to keep the Policy In Force. The Policy will remain In Force during the grace period. If the minimum amount due is not received by Us within the grace period, all coverage under the Policy and any Riders will terminate, without value, at the end of the grace period.

Reinstatement	If the Policy Lapses, it may be reinstated subject to the following:

1. Receipt at Our Mailing Office of a Written Notice requesting Reinstatement.
Such notice must be within five (5) years of the date of Termination;

2. Receipt of evidence of insurability, satisfactory to Us; and

3. Receipt at Our Mailing Office of a premium sufficient to reinstate the Policy.

If reinstated, the required premium will be an amount sufficient to provide a net premium, as follows:

1. Any uncollected Monthly Deductions due up to the time of Termination; plus

2. Two (2) Monthly Deductions due in advance at the time of Reinstatement.

The effective date of Reinstatement shall be the date We approve the application for Reinstatement. Any policy loan as of the date of Termination will not be reinstated. Any Cash Value equal to the policy loan on the date of Reinstatement will also not be reinstated. On the first Monthiversary following Reinstatement, any previously uncollected Monthly Deductions due up to the time of the Policy’s Termination date will be taken.

SEPARATE ACCOUNT PROVISIONS
The Separate Account	The variable benefits under the Policy are provided through the Separate Account as shown on the Policy Schedule pages. The assets of the Separate Account are Our property. Assets equal to the reserve and other contractual liabilities under all policies issued in connection with the Separate Account will not be charged with liabilities arising out of any other business We may conduct. If the assets of the Separate Account exceed the liabilities arising under the policies supported by the Separate Account, then the excess may be used to cover the liabilities of Our general account. The assets of the Separate Account shall be valued as often as any policy benefits vary, but no less frequently than monthly.

VL21	Page 13

Subaccounts	The Separate Account has various Subaccounts with different objectives. We may add or remove any Subaccount of the Separate Account. Income, if any, and any gains or losses, realized or unrealized, from assets in each Subaccount are credited to, or charged against, the amount allocated to that Subaccount without regard to income, gains, or losses in other Subaccounts. Any amount charged against the investment base for federal or state income taxes will be deducted from that Subaccount. The assets of each Subaccount are invested in shares of a corresponding Fund portfolio. The value of a portfolio share is based on the value of the assets of the portfolio, determined at the end of each Valuation Period in accordance with applicable law.

Market Timing	One or more of the Subaccounts may have been designed to accommodate large and frequent transfers. Large and frequent transfers may increase transaction costs and negatively affect performance of Subaccounts that invest in Fund(s) that are not designed to accommodate these types of transfers. We may reject any premium payment or transfer request if, in our judgment or in the judgment of any underlying Fund, the payment or transfer or series of transfers would have a negative impact on the Subaccounts or Fund portfolios operations, or if a Fund portfolio would reject our purchase order. We may impose other restrictions on transfers, or even prohibit transfers if the Owner, in our view, has abused, or appears likely to abuse, the transfer privilege. We may, at the direction of any underlying Fund, provide Owner transaction data to the underlying Fund and block Owner trades involving certain Subaccounts.

We may reject or restrict transfer requests or require that any transfer request be made in writing via United States Postal Service First Class mail, or any other reasonable remedial measures.

We may implement, administer and assess a charge for any fee or restriction imposed by a Fund, including redemption fees imposed by a Fund on Subaccount assets that are redeemed out of the Fund in connection with a transfer. The Fund determines the amount of any redemption fee, and the fee would be retained by or paid to the Fund. Any redemption fees imposed by a Fund would not be retained by or paid to Us.

Transfers	The Owner may transfer all or a portion of the Policy’s value in each Subaccount to other Subaccounts or the Fixed Account subject to the limitations imposed under the Transfers section of the Fixed Account Provisions of the Policy. A request for a transfer must be made in a form satisfactory to Us. The transfer will ordinarily take effect on the first Valuation Date on or following the date the request is received at Our Mailing Office. We may establish rules regarding, among other things, the minimum and maximum amounts you may transfer and the frequency of transfers.

Changes	As permitted by applicable law, We may make changes to the Separate Account and Subaccounts which may include:

1.      Transferring assets of the Separate Account or any Subaccount, which We determine to be associated with the class of contracts to which the Policy belongs, to another separate account or subaccount. In the event We make such a transfer, the term “Separate Account” or “Subaccount” as used in the Policy shall mean the separate account or subaccount to which We transfer the assets;

2. Removing, combining, or adding Subaccounts and making the combined or added Subaccounts available for allocation of Net Premiums;

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3. Closing certain Subaccounts to allocations of new Net Premiums by current or new Owners;

4. Combining the Separate Account or any Subaccount(s) with one or more different Separate Account(s) or Subaccount(s);

5. Establishing additional Separate Accounts or Subaccounts to invest in new portfolios of the Fund(s).

6. Operating the Separate Account as a management investment company;

7. Managing the Separate Account at the direction of a committee;

8. Endorsing the Policy, as permitted by law, to reflect changes to the Separate Account and Subaccounts as may be required by applicable law;

9. Changing the investment objective of a Subaccount;

10. Substituting, adding, or deleting Fund portfolios in which Subaccounts currently invest Net Premiums, to include portfolios of newly designated Funds;

11. Funding additional classes of variable life insurance contracts through the Separate Account; and

12. Restricting or eliminating any voting privileges of owners or other persons who have voting privileges in connection with the operation of the Separate Account.

As required by law or regulation, We will not make changes unless We first file a statement with and receive approval from the appropriate official of the State of Our domicile, or unless such change is deemed approved in accordance with law or regulation. If required, such approval of any change will also be filed with the insurance department of the State where the Policy is delivered.

Unit Value	Some of the policy values fluctuate with the investment results of the Subaccounts. In order to determine how investment results affect the policy values, a unit value is determined for each Subaccount. The unit value of each Subaccount was originally established at $ 10 per unit. The unit value may increase or decrease from one Valuation Period to the next. Unit values also will vary between Subaccounts. The unit value of any Subaccount at the end of a Valuation Period is the result of:

1.      The total value of the assets held in the Subaccount. This value is determined by multiplying the number of shares of the designated Fund portfolio owned by the Subaccount times the net asset value per share; minus

2.      The accrued risk charge for adverse mortality and expense experience. The daily amount of this charge is equal to the daily net assets of the Subaccount, multiplied by the daily equivalent of the Mortality and Expense Risk Charge. The maximum annual factor for the Mortality and Expense Risk Charge is shown on the Policy Schedule pages; minus

3.      The accrued amount of reserve for any taxes or other economic burden resulting from the application of tax laws that are determined by Us to be properly attributable to the Subaccount; and the result divided by

4. The number of outstanding units in the Subaccount.

The use of the unit value in determining policy values is described in the Policy Value Provisions.

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FIXED ACCOUNT PROVISIONS

Fixed Account	The Owner may allocate any portion of the Net Premiums to the Fixed Account. The Fixed Account is part of Our general account. Our general account consists of all assets that We own except those in the Separate Account and other separate accounts We may have. Except as limited by law, We have sole control over investment of the assets in Our general account. The Owner may allocate Net Premiums to the Fixed Account and transfer amounts between the Separate Account and the Fixed Account (subject to the following Transfers section).

Fixed Account Interest Rate	The Net Premium allocated to the Fixed Account will accrue interest from the Valuation Date on which We allocate it to the Fixed Account, as described in the Policy Value Provisions. Interest on the Fixed Account will be compounded daily at a minimum guaranteed effective annual interest rate of 2% per year. We may declare from time to time various higher current interest rates on the unloaned portion of the Fixed Account. We will never declare an interest rate that is lower than the guaranteed minimum effective annual interest rate.

Transfers	On transfers from the Fixed Account to a Subaccount, We may impose the following limitations:

1. Written Notice must be received by Us within thirty (30) days after an Anniversary;

2. The transfer will take place on the date We receive such Written Notice.

3. The maximum amount that may be transferred is the greater of: (a) 25% of the amount in the Fixed Account; or (b) the amount transferred in the prior policy year from the Fixed Account.

Unless We otherwise consent, transfers or allocation of Premiums to the Fixed Account may be restricted if the Fixed Account Value excluding the loan reserve following the transfer or allocation will exceed the Fixed Account Value Limit shown on the Policy Schedule pages. This restriction will not apply for any transfer made under the Conversion Rights section of the General Provisions of the Policy.

We may defer payment of any amounts from the Fixed Account for no longer than six (6) months after We receive such Written Notice.

POLICY VALUE PROVISIONS

Net Premium	The Net Premium equals the premium paid during a policy year multiplied by 100% minus the applicable Premium Expense Charge shown on the Policy Schedule pages.

Allocation of Net Premiums	Net Premiums will be allocated to the Subaccounts of the Separate Account and the Fixed Account on the first Valuation Date on or following the date the premium is received at Our Mailing Office. Any Net Premium received prior to the Policy Date will be allocated on the first Valuation Date on or following the Policy Date. All Net Premiums allocated prior to the Reallocation Date will be allocated to the Reallocation Account. On the first Valuation Date on or following the Reallocation Date, the values in the Reallocation Account will be transferred in accordance with the Owner’s allocation as shown in the application.

We may limit any allocation to any Account to no less than 1%. No fractional percentages may be permitted. The allocation may be changed by the Owner. The request for change of allocations must be in a form satisfactory to Us. The allocation change will be effective on the date the request for change is recorded by Us.

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Monthly Deductions	On the Policy Date and each Monthiversary prior to the Anniversary on or following the Insured’s 111th birthday, a Monthly Deduction will be taken equal to the sum of the following:

1. The Monthly Cost of Insurance for the Policy; and

2. The portion of the Monthly Deductions for benefits provided by Riders attached to the Policy.

Deductions will be withdrawn from each Account in proportion to the value each bears to the Cash Value.

The Monthly Deductions will be reduced to zero after the Anniversary on or following the Insured’s 111th birthday.

Recovery of Monthly Deductions	If the Net Surrender Value on any Monthiversary is not sufficient to cover the Monthly Deduction due on such day, the Cash Value of the Policy may be negative. This may occur during the grace period. Any such negative values will be accrued without any accumulation of interest and must be repaid by the Owner out of future premiums. If the Insured dies before the Owner pays the amount due, We will subtract the amount required to provide insurance to the date the Insured died from any Death Benefit Proceeds.

Monthly Cost of Insurance	The Monthly Cost of Insurance on each Monthiversary is determined as follows:

1. Determine the death benefit on the Monthiversary.

2. Reduce the death benefit by the Cash Value on the Monthiversary in the following order until all Cash Value has been applied.

a. Against the Specified Amount provided under the original application;

b. Against the Specified Amount provided by the oldest increase;

c. Against the Specified Amount provided by the next oldest increase and each successive increase; and

d. Against the Specified Amount provided by the most recent increase.

This results in the Amount at Risk for the Policy.

3. Divide the Amount at Risk by 1,000 to arrive at the number of thousands of Amount at Risk.

4. Multiply the number of thousands of Amount at Risk by the appropriate Monthly Cost of Insurance Rate(s) to arrive at the Monthly Cost of Insurance.

Monthly Cost of Insurance Rates	To determine the Monthly Cost of Insurance Rates, We will refer to the current Cost of Insurance rate tables in effect for the Policy using the Insured’s sex and Issue Age, Rate Class, any rating and the duration from the Policy Date or from the date of any increase in Specified Amount. Different Monthly Cost of Insurance Rates may apply to increases in the Specified Amount following the Policy Date. Monthly Cost of Insurance Rates may be changed by Us from time to time. A change in the Cost of Insurance rates will apply to all persons of the same Attained Age, sex, Rate Class, any rating and whose policies or increases have been in effect for the same length of time. The rates, before applying any rating, will not exceed those shown in the Table of Guaranteed Maximum Life Insurance Rates on the Policy Schedule pages.

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Subaccount Value	At the end of any Valuation Period, the Subaccount Value is equal to the number of units that the Policy has in the Subaccount, multiplied by the unit value of that Subaccount.

The number of units that the Policy has in each Subaccount is equal to:

1. The initial units purchased on the Reallocation Date; plus

2. Units purchased at the time additional Net Premiums are allocated to the Subaccount; plus

3. Units purchased through transfers from another Subaccount or the Fixed Account; minus

4. Those units that are redeemed to pay for Monthly Deductions as they are due; minus

5. Any units that are redeemed to pay for cash withdrawals; minus

6. Any units that are redeemed as part of a transfer to another Account.

The number of units purchased in or redeemed from a Subaccount is determined by dividing the dollar amount of each purchase or redemption by the unit value of the Subaccount as of the first Valuation Date on or following the date of purchase or redemption.

Fixed Account Value	At the end of any Valuation Period, the Fixed Account value is equal to:

1. The sum of all Net Premiums allocated to the Fixed Account; plus

2. Any amounts transferred from a Subaccount to the Fixed Account; plus

3. Total interest credited to the Fixed Account; minus

4. Any amounts charged to pay for Monthly Deductions as they are due; minus

5. Any amounts withdrawn from the Fixed Account to pay for cash withdrawals; minus

6. Any amounts transferred from the Fixed Account to a Subaccount.

Cash Value	At the end of any Valuation Period, the Cash Value of the Policy is equal to the sum of the Subaccount Values plus the Fixed Account value.

Surrender	While the Policy is In Force, the Owner may Surrender the Policy for the Net Surrender Value. Payment will usually be made within seven (7) days of receipt of Written Notice, subject to the Policy Payment section of the General Provisions.

Net Surrender Value	The Net Surrender Value is the amount payable upon Surrender of the Policy. At the end of any Valuation Period, the Net Surrender Value is equal to:

1. The Cash Value as of such date, minus

2. Any outstanding policy loan, minus

3. Any accrued loan interest.

Withdrawals	Cash withdrawals may be made any time after the first policy year and while the Policy is In Force. During policy years two through five, the amount of a withdrawal may be limited to no less than $500 and to no more than the Net Surrender Value minus $10,000. After the first five (5) policy years, the amount of a withdrawal may be limited to no less than $500 and to no more than the Net Surrender Value less $500. The request for a withdrawal must be by Written Notice to Us.

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When a withdrawal is made, the Cash Value shall be reduced by the amount of the withdrawal. If the death benefit is Option Type A, or if the death benefit is Option Type C and the Attained Age is seventy-one (71) or greater, the Specified Amount shall also be reduced by the amount of the withdrawal. These reductions will result in a reduction in the death benefit, which may be determined from the Death Benefit Provisions. No withdrawal will be allowed if the resulting Specified Amount would be less than the minimum Specified Amount shown on the Policy Schedule pages.

The Accounts from which the withdrawal will be made may be specified in the Written Notice. If no Account is specified, the withdrawal amount will be withdrawn from each Account in accordance with the Owner’s current premium allocation instructions. Payment will usually be made within seven (7) days of Written Notice, subject to the Policy Payment section of the General Provisions of the Policy.

Continuation of Insurance	Subject to the Grace Period section of the Premium Provisions, insurance coverage under the Policy and any benefits provided by Rider will be continued In Force until the Net Surrender Value is insufficient to cover Monthly Deductions. This provision shall not continue any Rider beyond the date of its Termination, as provided in the Rider.

Insufficient Value	If the Net Surrender Value on any Monthiversary is not sufficient to cover the Monthly Deductions then due, the Policy shall terminate subject to the Grace Period section of the Premium Provisions.

Basis of Computations	Policy values and reserves are at least equal to those required by law. If required, a detailed statement of the method of computation of values and reserves has been filed with the insurance department of the State in which the Policy was delivered.

Policy Loans	After the first policy year and during the continuance of the Policy, the Owner can borrow against the Policy an amount which is not greater than 90% of the Net Surrender Value minus loan interest that will accrue prior to the next Policy Anniversary. The amount of any policy loan may be limited to no less than $500, except as noted below.

When a loan is made, an amount equal to the loan will be withdrawn from the Accounts and transferred to the loan reserve. The loan reserve is a portion of the Fixed Account used as collateral for any policy loan. We will credit the amount in the loan reserve with an effective annual interest rate of 2.00%. The Owner may specify the Account(s) from which the withdrawal will be made. If no Account is specified, the withdrawal will be made from each Account in accordance with the Owner’s current premium allocation instructions.

The loan date is the date We process a loan request. Payment will usually be made within seven (7) days of the date We receive a proper loan request, subject to the Policy Payment section of the General Provisions of the Policy. The Policy will be the sole security for the loan.

While the Policy is In Force, any loan may be repaid. Any amounts received on the Policy will be considered premiums unless clearly marked as loan repayments.

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On each policy Anniversary, We charge an annual interest rate on each policy loan. Interest not paid when due will be added to the loan and will bear interest up to the maximum policy loan rate. The annual interest rate is guaranteed not to exceed 3.00%. From time to time, We may declare various lower policy loan interest rates. We may also apply different loan interest rates to different parts of the loan.

After the 10th policy year, We will declare a preferred loan charge rate on an amount equal to the Cash Value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount, including accrued loan interest. After the Anniversary on or following the Insured’s 111th birthday, all loans are considered preferred loans. The preferred loan interest rate charged is guaranteed not to exceed 2.25%.

At each Anniversary, We will compare the amount of the outstanding loan to the amount in the loan reserve. At each such time, if this amount plus any accrued loan interest exceeds the amount in the loan reserve, We will withdraw the difference from the Accounts and transfer it to the loan reserve, in the same fashion as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, plus any accrued loan interest, We will withdraw the difference from the loan reserve and transfer it to the Accounts in accordance with the Owner’s current allocation instructions. However, We may require that the transfer be directed to the Fixed Account if such loans were originally transferred from the Fixed Account.

SETTLEMENT OPTIONS

Effective Date and First Payment Due	The effective date of a settlement provision will be either the date of Surrender or the date of death. The first payment will be on the effective date of the settlement provision.

Improvement of Monthly Annuity	The payee will receive the greater of:

1. The income rate guaranteed in the Policy, or

2. Our income rates in effect at the time income payments commence.

Availability	If the payee is not a natural person, an optional method of settlement is only available with Our permission. No optional method of settlement is available if:

1. The payee is an assignee, or

2. The periodic payment is less than $100.

Age	Age, when required, means age nearest birthday on the effective date of the option. An adjustment will be made in determining the age of the payee(s) when using the tables under Options B and C to obtain the amount of each monthly payment for each $1,000.00 of proceeds applied. The monthly payment for other age or sex combinations will be furnished upon request.

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Age Adjustment Table

Annuity Commencement Date	Adjusted Age
Before 2010	Actual Age
2010-2019	Actual Age minus 1
2020-2026	Actual Age minus 2
2027-2033	Actual Age minus 3
2034-2040	Actual Age minus 4
After 2040	Determined by Us

Proof of Age and Sex	Prior to making the first payment under the Policy, We may require satisfactory evidence of the date of birth and sex of any payee.

Proof of Survival	Prior to making any payment under the Policy, We may require satisfactory evidence that any payee is alive on the due date of such payment.

Interest and Mortality	All settlement options are based on the Annuity 2000 Mortality Table with projection, if applicable, and a guaranteed annual interest rate of 2%.

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TABLE OF OPTIONAL METHODS OF SETTLEMENT

DESCRIPTION AND TABLES OF MONTHLY INSTALLMENT

PER $1,000 OF PROCEEDS

Option A — Fixed Period	The proceeds will be paid in equal installments. The amount of each monthly installment is determined by multiplying the appropriate factor times the proceeds as of the effective date of settlement divided by $1,000. The installments will be paid over a fixed period determined from the following table:

Fixed Period (In Months)	Factor
60	17.49
120	9.18
180	6.42
240	5.04

Option B — Life Income	The proceeds will be paid in equal installments determined by the following table. Such payments are payable:
1. During the payee’s lifetime only (Life Annuity); or

2. During a 10 year fixed period certain and for the payee’s remaining lifetime (Certain Period); or

3. Until the sum of installments paid equals the annuity proceeds applied and for the payee’s remaining lifetime (Installment Refund).

Payee’s Adjusted Age	Life Annuity		Certain Period		Installment Refund
	Male	Female	Male	Female	Male	Female
55	3.60	3.45	3.57	3.43	3.37	3.29
60	4.07	3.87	4.01	3.83	3.72	3.62
65	4.72	4.43	4.59	4.35	4.16	4.05
70	5.63	5.22	5.32	5.05	4.72	4.59
75	6.87	6.38	6.18	5.94	5.47	5.32
80	8.62	8.08	7.12	6.96	6.41	6.29
85	11.09	10.63	7.97	7.93	7.63	7.58

Option C — Joint and Survivor Life Income	The proceeds will be paid in equal installments during the joint lifetime of two payees:

1. Continuing upon the death of the first payee for the remaining lifetime of the survivor, or	2. Reduced by one-third upon the death of the first payee and continuing for the remaining lifetime of the survivor.

Joint Life Income with Full Amount to Survivor	Joint Life Income with 2/3 to Survivor

The sample ages shown are Adjusted Ages.

	Female						Female
Male	55	60	65	70	75	Male	55	60	65	70	75
55	3.06	3.19	3.31	3.41	3.48	55	3.35	3.53	3.73	3.94	4.16
60	3.17	3.37	3.55	3.72	3.85	60	3.53	3.75	3.99	4.25	4.53
65	3.27	3.52	3.79	4.05	4.27	65	3.72	3.98	4.28	4.61	4.98
70	3.34	3.65	4.00	4.37	4.73	70	3.91	4.22	4.59	5.01	5.49
75	3.38	3.73	4.16	4.65	5.18	75	4.10	4.46	4.90	5.43	6.05

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WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Flexible Premium Variable Life Insurance Policy

Death Benefit Proceeds Payable at Death of Insured

Flexible Premiums Payable During Lifetime of Insured

Non Participating — No Dividends

Some Benefits Reflect Investment Results

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